COMMENTS RECEIVED ON 03/30/2022

FROM DANIEL GREENSPAN

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Multi-Asset Index Fund

POST-EFFECTIVE AMENDMENT NO. 143

1)

“Cover” (prospectus)

C:

The Staff requests we provide a “subject to completion” legend under rule 481(b)2 or explain why one is not provided.

R:

Rule 481(b)(2) requires inclusion of a “subject to completion” legend if “a prospectus or Statement of Additional Information will be used before the effective date of the registration statement…” The registrant does not plan to use the fund’s prospectus or statement of additional information prior to its effective date (and, in fact, has not used the prospectus and SAI filed pursuant to Rule 485(a)). Thus, a Rule 481(b)(2) legend was not included and is not required.

2)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund.”

C:

The Staff requests we add disclosure to the fee table introductory language to the extent the language in Item 3 of N-1A is applicable.

R:

The following disclosure will be added in bold text:

“In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of the fund.”

3)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we provide the fund’s definition or criteria for emerging markets.

R:

The fund’s principal investment strategy is to invest in underlying index funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to such underlying funds. Because the fund does not have a principal investment strategy to invest directly in emerging markets securities, but rather invests in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such instruments through underlying funds.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund invests or intends to invest in debt or equity that may be affected by the war in Ukraine or related sanctions, the Staff requests we consider additional risk disclosure as necessary. The Staff also requests that we consider any additional risks as necessary regarding the banking sector related to the above conflict or related sanctions.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund does not have a principal investment strategy to invest directly in securities with exposure to Ukraine. The fund believes the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the fund.

5)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether a large cap investing risk should be included as well.

R:

The fund’s principal investment strategy is to invest in underlying index funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to such underlying funds. Note that large cap stocks are referenced in the “Stock Market Volatility” risk disclosure in the “Investment Details” section of the prospectus (emphasis added):

“Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations, especially in foreign markets, can be dramatic over the short as well as long term, and different parts of the market, including different market sectors, and different types of equity securities can react differently to these developments. For example, stocks of companies in one sector can react differently from those in another, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Changes in the financial condition of a single issuer can impact the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.”

6)

“Investment Details” (prospectus)

“Description of Underlying Fidelity Funds”

C:

The Staff requests we consider disclosing here how an investor can obtain a prospectus for an underlying fund.

R:

The following disclosure will be added:

“A copy of any underlying Fidelity® fund's prospectus is available at www.fidelity.com or institutional.fidelity.com.”

7)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Passive Management Risk. Some of the underlying funds in which the fund invests are managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of an underlying fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the performance of these underlying funds could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The structure and composition of an underlying index fund’s index will affect the performance, volatility, and risk of the index and, consequently, the performance, volatility, and risk of the fund. An underlying index fund may be concentrated to approximately the same extent that its index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff requests we specify which of the underlying fund(s) this risk relates to.

R:

As noted in the Fund Summary and Fund Basics sections of the prospectus, all of the underlying funds are index funds (disclosure below). Therefore, we have not modified our disclosure.

Prospectus – Fund Summary – Principal Investment Strategies

•

“Investing in a combination of Fidelity® stock and bond index funds (underlying Fidelity® funds) using an asset allocation strategy designed for investors seeking a broadly diversified, index-based investment.”

•

“Allocating assets among underlying Fidelity® index funds according to an asset allocation of approximately:…”

Prospectus – Fund Basics – Investment Details – Principal Investments Strategies:

“The following table lists the underlying Fidelity® funds in which the fund currently may invest (four Fidelity® stock index funds (U.S. and international) and three Fidelity® bond index funds (U.S. investment grade, U.S. long-term treasury, and international)) and the fund's approximate asset allocation.”

8)

“Fund Management” (prospectus)

“As of December 31, 2020, the Adviser had approximately $3.0 trillion in discretionary assets under management, and approximately $3.8 trillion when combined with all of its affiliates' assets under management.”

C:

The Staff requests we revise to disclose the Adviser’s assets under management as of a more recent date.

R:

The Adviser’s assets under management will be reflected as of December 31, 2021.

9)

“Additional Information about the Index” (prospectus)

C:

The Staff requests we consider consolidating the Additional Information about the Index with the discussion of the underlying funds earlier in the prospectus.

R:

As a result of prior Staff comments, index descriptions for actively-managed funds are included in the “Appendix” section of the prospectus. There is a cross-reference to the index descriptions in the “Performance” section of the “Fund Summary” (disclosure below):

“The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the "Additional Index Information" section of the prospectus. Past performance (before and after taxes) is not an indication of future performance.”

Attachment 1

Fidelity® Multi-Asset Index Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.10%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.00%
Acquired fund fees and expenses	0.03%
Total annual operating expenses(a)	0.13%
Fee waiver and/or expense reimbursement(b)	0.02%
Total annual operating expenses after fee waiver and/or expense reimbursement(a)	0.11%

(a)Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because of acquired fund fees and expenses.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.08% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through June 30, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$11
3 years	$39
5 years	$71
10 years	$164

Year-by-Year Returns

During the periods shown in the chart:	Returns	Quarter ended
Highest Quarter Return	17.82%	June 30, 2020
Lowest Quarter Return	(18.24)%	March 31, 2020
Year-to-Date Return	(6.22)%	March 31, 2022

Average Annual Returns

For the periods ended December 31, 2021	Past 1 year	Past 5 years	Past 10 years
Fidelity® Multi-Asset Index Fund
Return Before Taxes	17.05%	13.66%	12.15%
Return After Taxes on Distributions	15.44%	12.71%	11.35%
Return After Taxes on Distributions and Sale of Fund Shares	11.08%	10.77%	9.91%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	28.71%	18.47%	16.55%
Fidelity Multi-Asset Composite Index℠ (reflects no deduction for fees, expenses, or taxes)	17.23%	13.75%	12.29%